Mail Stop 6010

October 29, 2008

Richard G. Cutter, III
Vice President, General Counsel and Secretary
CTS Corporation
905 West Boulevard North
Elkhart, Indiana 46514

> **Re:** **CTS Corporation**
> **Annual Report on Form 10-K for the fiscal year ended December 31, 2007**
> **File No. 001-04639**

Dear Mr. Cutter:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2007 and related filings and do not, at this time, have any further comments.

Sincerely,

Tim Buchmiller
Senior Attorney